SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

CAMP NINE, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

134010107
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 134010107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,185,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,185,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12	TYPE OF REPORTING PERSON* IN
 (1)        Represents (i) 2,454,921 shares of Common Stock and (ii) 1,730,079 shares of Class A Preferred Convertible Stock, which are held by Southern Biotech, Inc. (“Southern Biotech”).  Mr. Honig is the President of Southern Biotech and in such capacity holds voting and dispositive power over such securities.  Excludes 724,842 shares of Class A Preferred Convertible Stock held by Southern Biotech.  The shares of Class A Preferred Convertible Stock are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion would cause the holder to beneficially hold in excess of 9.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Southern Biotech’s beneficial ownership has been limited accordingly.
 (2)        Based on 40,294,226 shares of Common Stock outstanding as of June 25, 2014.

CUSIP No. 134010107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southern Biotech, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,185,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,185,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,185,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12	TYPE OF REPORTING PERSON* OO
(1)        Represents (i) 2,454,921 shares of Common Stock and (ii) 1,730,079 shares of Class A Preferred Convertible Stock, which are held by Southern Biotech.  Mr. Honig is the President of Southern Biotech and in such capacity holds voting and dispositive power over such securities.  Excludes 724,842 shares of Class A Preferred Convertible Stock held by Southern Biotech.  The shares of Class A Preferred Convertible Stock are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion would cause the holder to beneficially hold in excess of 9.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Southern Biotech’s beneficial ownership has been limited accordingly.
(2)        Based on 40,294,226 shares of Common Stock outstanding as of June 25, 2014.

Item 1(a).                 Name of Issuer:

Camp Nine, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

546 Fifth Avenue, 14th Floor, New York, NY 10036

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig and Southern Biotech, Inc. (“Southern Biotech and, with Mr. Honig, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Nevada

Item 2(d).                 Title of Class of Securities.

Common Stock, $0.001 par value per share.

Item 2(e).                 CUSIP Number.

134010107

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 4,185,000  (1).

(b) Percent of class:  9.99% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 4,185,000(1)

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 4,185,000(1).

(1)
       Represents (i) 2,454,921 shares of Common Stock and (ii) 1,730,079 shares of Class A Preferred Convertible Stock, which are held by Southern Biotech.  Mr. Honig is the President of Southern Biotech and in such capacity holds voting and dispositive power over such securities.  Excludes 724,842 shares of Class A Preferred Convertible Stock held by Southern Biotech.  The shares of Class A Preferred Convertible Stock are governed by certain beneficial ownership blockers preventing the holder from converting or exercising such securities to the extent such conversion would cause the holder to beneficially hold in excess of 9.99% of the Company’s issued and outstanding Common Stock, which may be waived upon 61 days’ notice. Southern Biotech’s beneficial ownership has been limited accordingly.

(2)	Based on 40,294,226 shares of Common Stock outstanding as of June 25, 2014.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2014	By:	/s/ Barry Honig
Barry Honig

Date: July 1, 2014		Southern Biotech, Inc.
	By:	/s/ Barry Honig
Barry Honig, Prseident